CCAIR, Inc.

                        COMPUTATION OF EARNINGS PER SHARE
                                   ----------




                                                                               YEARS ENDED JUNE 30
                                                                  1997                 1996                 1995

Primary earnings:
  Net income (loss)                                           $    520,260         $    95,755          $( ,362,123)

Shares:
  Weighted average number of shares outstanding                 7,740,695            7,633,480            7,381,729
  Assumed exercise of options and warrants (1)                    238,937              335,834              ----

  Total average number of common and common
   equivalent shares used for primary computation               7,979,632            7,969,314            7,381,729

Primary income (loss) per share                               $      .07           $       .01          $(      .05)

Fully diluted net income (loss)                               $   520,260          $    95,755          $(  362,123)

Shares:
  Weighted average number of shares outstanding                 7,740,695           7,633,480             7,381,729
  Assumed exercise of options and warrants (1)                    258,479             335,834               ----

  Total average number of shares assumed to be
   outstanding after full conversion                            7,999,174            7,969,314            7,381,729

Income (loss) per common share assuming
 full dilution                                                $       .07          $       .01          $(      .05)





(1) The effect of including stock options in 1995 would be antidilutive and therefore is excluded from the calculation.


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